Exhibit 12.1

	MB Financial, Inc.
	Computation of Ratio of Earnings to Fixed Charges
	Nine Months Ended September 30,	Year Ended December 31,
Earnings:	2008	2007	2006	2005	2004	2003
Pre-tax income from continuing operations	$ 37,015	$ 86,061	$ 90,325	$ 87,252	$ 84,675	$ 71,411
Fixed charges, excluding interest on deposits	34,583	60,524	45,761	30,201	15,867	12,564
Subtotal	71,598	146,585	136,086	117,453	100,542	83,975
Interest on deposits	112,374	185,649	141,108	76,607	49,900	49,192
Total	$ 183,972	$ 332,234	$ 277,194	$ 194,060	$ 150,442	$ 133,167
Fixed Charges:
Interest expense, excluding interest on deposits	$ 33,737	$ 59,311	$ 45,084	$ 29,082	$ 15,183	$ 11,930
Interest component of rental expense (1)	846	1,213	677	1,119	684	634
Subtotal	34,583	60,524	45,761	30,201	15,867	12,564
Interest on deposit	112,374	185,649	141,108	76,607	49,900	49,192
Total	$ 146,957	$ 246,173	$ 186,869	$ 106,808	$ 65,767	$ 61,756

Rental expense, net (2)	$ 2,538	$ 3,638	$ 2,032	$ 3,356	$ 2,053	$ 1,902
Interest component of rental expense	846	1,213	677	1,119	684	634

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	2.07	2.42	2.97	3.89	6.34	6.68
Including interest on deposits	1.25	1.35	1.48	1.82	2.29	2.16

(1) Net of building rental income.
(2) Interest component of rental expense is one-third of rental expense because it is the proportion deemed representative of the interest factor.